June 7, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs

Mr. Evan S. Jacobson

Ms. Melissa Walsh

Mr. Craig Wilson

Re:	Motricity, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed June 2, 2010

File No. 333-164471

Dear Mses. Jacobs and Walsh and Messrs. Jacobson and Wilson:

Motricity, Inc. (the “Company”) submits this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2010, with respect to the Company’s Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-164471) (the “Registration Statement”) that was filed with the Commission on June 2, 2010.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and the Company has numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments is set forth immediately below each numbered comment.

In addition, the Company is contemporaneously filing Amendment No. 7 (“Amendment No. 7”) to the Registration Statement. Amendment No. 7 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 7, except as otherwise noted. Enclosed is a courtesy package, which includes eight copies of Amendment No. 7, four of which have been marked to show changes from the Amendment No. 6 to the Registration Statement.

Securities and Exchange Commission

June 7, 2010

Risk Factors

“Our principal stockholders may exert substantial influence over us…” page 28

1.    We note your response to prior comment 1. Please revise to clearly explain the potential risk to the company due to the corporate opportunities waiver. See Item 503(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 29.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based compensation, page 54

2.    We note the additional disclosure in response to prior comment 2 includes a discussion through the interim period ended March 31, 2010. We also note that your filing has been updated to include the estimated pricing of your IPO. As previously requested, please also update your discussion of critical accounting policies and estimates related to stock-based compensation through the date of effectiveness. Ensure that your disclosure describes the significant intervening events from the latest valuation date compared to the estimated IPO price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58.

Certain Relationships and Related Party Transactions

Series H Preferred Stock, page 140

3.    We note your response to prior comment 3. As previously requested, revise to explain why, in connection with the offering, you decided that it “would be desirable” to extend the redemption date of Series H preferred stock from August 31, 2011 to a later date; also address why you believed that this would be in the “best interests” of the company and your stockholders. See Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and 141.

Securities and Exchange Commission

June 7, 2010

Index to Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

4.    In view of the pro forma effect of the removal of redeemable preferred stock warrants, it is not clear why you have not completed on a pro forma basis the liability line items and total liability amount. Please revise or explain and disclose the reason for the omission.

Response: In response to the Staff’s comment, the Company has updated the pro forma information to include the liability line items and total liability amount.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, Page F-9

5.    Please revise to disclose why it is appropriate to assume the conversion of Series E, F and G redeemable preferred stock and Series DI preferred stock considering that the automatic conversion trigger price is higher than your estimated IPO price range. Include similar clarifying disclosure on page 6, where you state that throughout the prospectus you have assumed the conversion of all outstanding redeemable preferred stock and preferred stock, other than Series H. In this regard, your pro forma presentation should only give effect to events or transactions that are factually supportable and probable of occurring. Refer to Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and F-9.

6.    Revise to indicate that your pro forma net loss per share attributable to common stockholders also includes the assumed issuance of shares to be sold in this offering, as noted from the computation in Note 13.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-9.

Note 11. Stock Options and Warrants, page F-34

7.    We note the disclosure included in response to prior comment 6 related to stock options. Tell us what consideration you gave to also updating the warrant disclosure for the interim period ended March 31, 2010.

Response: In response to the Staff’s comment, the company has revised the disclosure on pages F-36 and F-37 to include disclosures for the interim period ended March 31, 2010.

Securities and Exchange Commission

June 7, 2010

Note 18. Subsequent Events (unaudited), page F-44

8.    Based on your disclosures on pages 140 and 142, it appears that the Series H preferred stock is also convertible at any time at the option of the holder. Please clarify this in your footnote disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-45.

*    *    *    *    *    *     *

Securities and Exchange Commission

June 7, 2010

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Company or the Registration Statement, please feel free to contact me by phone at (425) 638-8436 or by facsimile at (425) 957-6225.

Sincerely,

/s/ Richard E. Leigh, Jr.

Richard E. Leigh, Jr.

cc:	Christian O. Nagler, Kirkland & Ellis LLP

Mark D. Director, Kirkland & Ellis LLP

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP